August 8, 2025

Via EDGAR Correspondence

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS DETROIT STREET TRUST (the “Registrant”)
Registration Statement on Form N-1A
1933 Act File No. 333-207814 (Post-Effective Amendment No. 68)
1940 Act File No. 811-23112 (Post-Effective Amendment No. 69)

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 68 to the Registrant’s registration statement on Form N-1A (“PEA 68”) that were provided by teleconference on July 14, 2025 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Global Artificial Intelligence ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about August 15, 2025, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. An excerpt of the Amendment is included in Appendix A attached hereto for convenience. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 68.

1.	Staff Comment: It is the Staff’s position that an 80% investment policy is required for funds with artificial intelligence in the fund name under Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please revise the disclosure to describe the criteria for how the Fund determines that artificial intelligence companies enable, enhance, or incorporate artificial intelligence technologies, which are the three categories described in the principal investment strategy.

Response: In the Amendment the Registrant revised the Fund’s principal investment strategy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that portfolio management determines are contributing to or benefitting from artificial intelligence technologies. As requested, the Registrant has additionally revised the related disclosure in the Amendment to describe the criteria for how the Fund determines that a company is contributing to or benefiting from artificial intelligence technologies, namely that such companies enable, enhance, or use artificial intelligence technologies.

2.	Staff Comment: In the principal investment strategy, please explain the differences and any other distinctions between “enhancers” and “end-users”.

Response: As requested, the Registrant further distinguishes between “enhancers” and “end-users” in the Amendment.

3.	Staff Comment: Please explain the criteria portfolio management uses to determine what qualifies as a reasonable nexus between an issuer and a given investment focus.

Response: As requested, the Registrant explains the criteria portfolio management uses to determine what qualifies as a reasonable nexus between an issuer and a given investment focus in the Amendment.

4.	Staff Comment: Please supplementally explain how the global policy “The Fund may invest up to 50% of its net assets in foreign securities of companies” relates to “Global” in the name of the Fund, when the Fund could invest as little as 0% in foreign securities of companies and whether that is appropriate when the name suggests a global focus. Please confirm if the Fund will have investments in multiple countries outside of the United States.

Response: In the Amendment, the Registrant has revised the disclosure relating to the Fund’s foreign investment policy to typically invest under normal circumstances at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States. An issuer is deemed to be economically tied to a country or countries outside of the United States if one or more of the following tests are met: (i) the issuer is organized in, or its primary business office or primary trading market of its equity is located in a country outside of the United States (ii) a majority of the issuers’ revenues are derived from outside of the United States, or (iii) a majority of the issuer’s assets are located outside of the United States. The Registrant confirms supplementally to the Staff that under normal circumstances the Fund will have investments in securities of issuers or companies that are economically tied to at least three different countries throughout the world, excluding the United States.

5.	Staff Comment: The Staff noted the Fund’s principal investment risks section included “Growth Securities Risk”. Please add corresponding growth securities disclosure in the principal investment strategy section.

Response: Registrant respectfully notes that, while portfolio management considers growth rates in its securities selection process, investment in growth companies is not an investment strategy of the Fund. Rather, the Fund's investment in growth securities is a by-product of its investment strategy to invest in companies that benefit from or contribute to artificial intelligence technologies, companies that are often considered growth style companies. As such the Registrant believes that it is important to disclose to shareholders that, while it is not an investment strategy of the Fund to invest in growth companies, it could be a risk of investing in the Fund due to the nature of the securities selected for investment. Accordingly, the Registrant respectfully declines to include additional growth securities disclosure in the principal investment strategy.

6.	Staff Comment: In the principal investment risks section, please add a large company capitalization risk.

Response: As requested, the Registrant has added the following risk to the principal investment risks section:

Large-Sized Companies Risk. Large-sized companies may be less able than smaller-sized companies to adapt to changing market conditions. Large-sized companies may be more mature and subject to more limited growth potential compared with smaller sized companies. During different market cycles, the performance of large-sized companies has trailed the overall performance of the broader securities markets.

7.	Staff Comment: Under Item 9 “Risks of the Fund”, please disclose whether the risks are all principal risks or whether the list also includes non-principal risks. If so, consider moving all non-principal risks to the Statement of Additional Information (“SAI”).

Response: The Registrant respectfully notes the following statement in the “Risks of the Fund” introduction paragraph that the risks in Item 9 include both principal and non-principal risks (pertinent disclosure is shown in italics for convenience). In addition, the Registrant respectfully declines to move all non-principal risks to the SAI at this time.

“RISKS OF THE FUND

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Fund. The following information is intended to help you better understand some of the risks of investing in the Fund, including those risks that are summarized in the Fund Summary section. This information also includes descriptions of other risks the Fund may be subject to as a result of additional investment strategies and general policies that may apply to the Fund. The impact of the following risks on the Fund may vary depending on the Fund’s investments. The greater the Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in the Fund, you should consider carefully the risks that you assume when investing in the Fund.”

The Registrant believes the existing disclosure format is clear and appropriate, and consequently it respectfully declines to revise as requested at this time.

8.	Staff Comment: On page 30 of the SAI, please delete the statement that the Fund reserves the “absolute” right to reject or revoke a creation order, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; … (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018) (the “Rule 6c-11 Proposing Release”). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019) (the “Rule 6c-11 Adopting Release”). While the Staff recognizes that, in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, and the Rule 6c-11 Adopting Release, as well as the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act. The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.1 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”2 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the Investment Company Act[.]”3 The Registrant notes that rejecting individual creation orders does not implicate Section 22(e) of the Investment Company Act as that provision only relates the right of redemption, not purchase orders.

The Registrant believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Registrant’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the Investment Company Act,4 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Registrant believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a fund increases in size, the Registrant has rejected particular creation orders only in very rare circumstances.

* * *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen
Cara B. Owen
Secretary
Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.

Mark Greer, Esq.

Jay Mensah, Esq.

1 See also Rule 6c-11 Adopting Release at 56-59.
2 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.
3 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.
4 See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

Appendix A

PRINCIPAL INVESTMENT STRATEGY

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that portfolio management believes will contribute to or benefit from artificial intelligence technologies.

The capability of a machine to perform tasks that typically require human intelligence, such as learning, reasoning, problem-solving, perception and language understanding is a broad definition of artificial intelligence. Technologies that leverage machine learning and large data sets to simulate reasoning at a pseudo-human level are generally considered “artificial intelligence.” The field has quickly evolved from simple automation to the mimicking of complex cognitive functions resulting in a rapid pace of technology innovation and disruption across industries.

Portfolio management deems those companies that contribute to or benefit from artificial intelligence technologies to be companies that generally fall into three categories: enablers, enhancers, and end-users of artificial intelligence technologies. These categories may be adjusted from time to time without prior shareholder notice to incorporate future developments as artificial intelligence technology evolves.

●	Enablers are companies that supply the technology hardware and foundational infrastructure for training and deploying artificial intelligence.

●	Enhancers are companies that optimize and/ or refine artificial intelligence technology to improve functionality, performance, integration, or usability for use in practical application.

●	End-Users are companies that incorporate and apply artificial intelligence technologies to optimize their own operations and enhance overall business performance.

In pursuing the Fund’s investment strategy, portfolio management uses its proprietary research process to evaluate whether a company is an enabler, enhancer, or end user of artificial intelligence technologies. Portfolio management makes this determination utilizing a combination of quantitative factors and qualitative analysis. Quantitative factors, to the extent available, include but are not limited to a company’s revenue derived from, and/or resources devoted to, artificial intelligence technologies and qualitative analysis includes portfolio management’s analysis and projections of a company’s creation, distribution, enhancement, or integration of artificial intelligence products and services based on public information and/or corporate engagement. The quantitative factors and/or qualitative analysis by which portfolio management assesses companies for investment by the Fund will be applied to investments by the Fund except for temporary investments or investments in cash equivalents.

The Fund typically invests in approximately 40-60 equity securities of companies of any size and any sector. Under normal circumstances, the Fund typically invests at least 40% of its net assets in securities of issuers or companies that are economically tied to countries outside the United States. The Fund will not invest more than 20% of its net assets in emerging markets and will only invest in foreign securities listed on U.S. exchanges. An issuer is deemed to be economically tied to a country or countries outside of the United States if one or more of the following tests are met: (i) the issuer is organized in, or its primary business office or primary trading market of its equity is located in, a country outside of the United States (ii) a majority of the issuers’ revenues are derived from outside of the United States, or (iii) a majority of the issuer’s assets are located outside of the United States.

The Fund is “actively-managed” and does not seek to replicate the composition or performance of any particular index. Accordingly, the portfolio managers have discretion on a daily basis to manage the Fund’s portfolio in accordance with the Fund’s investment objective.

The Fund is classified as nondiversified, which allows it to hold larger positions in securities of a single issuer, compared to a fund that is classified as diversified. While the Fund may invest in any sector, as a fundamental policy, the Fund will concentrate 25% or more of its net assets in the industries within the information technology sector in the aggregate.